Exhibit 12.01

EASTMAN CHEMICAL COMPANY AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges

	Three Months Ended June 30,		Six Months Ended June 30,
(Dollars in millions)	2016	2015	2016	2015
Earnings before income taxes excluding noncontrolling interest	$322	$401	$645	$656
Add:
Interest expense	71	70	141	140
Appropriate portion of rental expense (1)	7	6	15	13
Amortization of capitalized interest	2	2	3	3
Earnings as adjusted	$402	$479	$804	$812

Fixed charges:
Interest expense	$71	$70	$141	$140
Appropriate portion of rental expense (1)	7	6	15	13
Capitalized interest	2	2	4	4
Total fixed charges	$80	$78	$160	$157

Ratio of earnings to fixed charges	5.0x	6.1x	5.0x	5.2x

(1)	For all periods presented, the interest component of rental expense is estimated to equal one-third of such expense.